Filed by Viasystems Group, Inc.
Pursuant to Rule 425 under the
Securities Act of 1933 (the “Securities Act”) and
deemed filed pursuant to Rule 14a-12 under the
Securities Exchange Act of 1934
Subject Company: Viasystems Group, Inc.
Securities Act File No.: 005-60237

[Call Script for use by Viasystems’ sales personnel]

As you probably saw or heard -- this week Viasystems announced it has entered into a definitive agreement to merge with Merix Corporation, a Beaverton, Oregon-based provider of high-technology printed circuit boards (PCBs).

We are confident this move will be good for your business

•
Viasystems already provides you with high-volume and quick-turn printed circuit board manufacturing capabilities in China, and related electro-mechanical solutions. Additional Merix facilities in the U.S. will offer you complex PCB production, including quick-turn and prototyping capabilities.

•	The proposed merger brings together complementary technology and management skills to make combined company more competitive in the marketplace

•	It highlights reliability and quality of combined product sets and unique attributes in the global PCB industry

With regard to our work for you -- nothing changes

•	All current contracts remain effective

•	All orders and production schedules remain unchanged

When the transaction is completed, expected by the end of calendar year 2009, Viasystems Chief Executive Officer, David Sindelar, will lead the post-merger company

•
Based on the results for the twelve months ended June 30, 2009 for Viasystems and August 29, 2009 for Merix, on a pro forma basis, the combined operation will have approximately $840 million of revenue, making it the largest publicly-traded PCB manufacturer in the U.S by revenue

•	13,000 employees in North America and Asia

The merger needs to be approved by Merix shareholders, and it is expected to close by the end of calendar 2009

We appreciate your business

•	Thank you for being loyal customers and we look forward to exploring the possibilities this merger brings to your business.

Questions?

Forward-Looking Statements:
Certain statements in this communication may constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements relate to a variety of matters, including but not limited to: the operations of the businesses of Viasystems and Merix separately and as a combined entity; the timing and consummation of the proposed merger transaction; the expected benefits of the integration of the two companies; the combined company’s plans, objectives, expectations and intentions and other statements that are not historical fact. These statements are made on the basis of the current beliefs, expectations and assumptions of the management of Viasystems and Merix regarding future events and are subject to significant risks and uncertainty. Investors are cautioned not to place undue reliance on any such forward-looking statements, which speak only as of the date they are made. Neither Viasystems nor Merix undertakes any obligation to update or revise these statements, whether as a result of new information, future events or otherwise.

Actual results may differ materially from those expressed or implied. Such differences may result from a variety of factors, including but not limited to:  legal or regulatory proceedings or other matters that affect the timing or ability to complete the transactions as contemplated; the possibility that the expected synergies from the proposed merger will not be realized, or will not be realized within the anticipated time period; the risk that the businesses will not be integrated successfully; the possibility of disruption from the merger making it more difficult to maintain business and operational relationships; the possibility that the merger does not close, including but not limited to, due to the failure to satisfy the closing conditions; any actions taken by either of the companies, including but not limited to, restructuring or strategic initiatives (including capital investments or asset acquisitions or dispositions), developments beyond the companies’ control, including but not limited to, changes in domestic or global economic conditions, competitive conditions and consumer preferences, adverse weather conditions or natural disasters, health concerns, international, political or military developments, and technological developments. Additional factors that may cause results to differ materially from those described in the forward-looking statements are set forth in the Annual Report on Form 10-K of Viasystems, Inc. for the year ended December 31, 2008, which was filed with the Securities and Exchange Commission (“SEC”) on March 30, 2009, under the heading “Item 1A. Risk Factors” and in the Annual Report on Form 10-K of Merix for the year ended May 30, 2009, which was filed with the SEC on July 30, 2009, under the heading “Item 1A. Risk Factors,” and in each company’s other filings made with the SEC available at the SEC’s website, www.sec.gov.

Important Merger Information and Additional Information:

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. In connection with the proposed transaction, Viasystems and Merix will file relevant materials with the SEC. Viasystems will file a Registration Statement on Form S-4 that includes a proxy statement of Merix and which also constitutes a prospectus of Viasystems. Merix will mail the proxy statement/prospectus to its stockholders. Investors are urged to read the proxy statement/prospectus regarding the proposed transaction when it becomes available, because it will contain important information. The proxy statement/prospectus and other documents that will be filed by Viasystems and Merix with the SEC will be available free of charge at the SEC’s website, www.sec.gov, or by directing a request when such a filing is made to Merix Corporation, 15725 SW Greystone Court, Suite 200, Beaverton Oregon 97006, Attention: Investor Relations, or by directing a request when such a filing is made to Viasystems Group, Inc., 101 South Hanley Road, Suite 400, St. Louis, Missouri 63105, Attention: Investor Relations.

Viasystems, Merix, their respective directors and certain of their executive officers may be considered participants in the solicitation of proxies in connection with the proposed transaction. Information about the directors and executive officers of Merix is set forth in Merix’ definitive proxy statement, which was filed with the SEC on August 26, 2009. Information about the directors and executive officers of Viasystems is set forth in the Form 10-K of Viasystems, Inc., which was filed with the SEC on March 30, 2009. Investors may obtain additional information regarding the interests of such participants by reading the proxy statement/prospectus Viasystems and Merix will file with the SEC when it becomes available.

U.S. Internal Revenue Service (IRS) Circular 230 Notice: To ensure compliance with requirements imposed by the IRS, we inform you that any U.S. tax advice contained in this communication (including any attachments) is not intended or written to be used, and cannot be used, for the purpose of (i) avoiding penalties under the U.S. Internal Revenue Code or (ii) promoting, marketing or recommending to another party any transaction or matter addressed herein.